UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2006

Commission File Number: 000-51631

WiderThan Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Republic of Korea ———————————————————————————————————
(Jurisdiction of incorporation or organization)

17F, K1 REIT Building 463 Chungjeong-Ro 3-Ga Seodaemun-Gu Seoul, 120-709, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On May 22, 2006, WiderThan Co., Ltd. (the "Company") gave public notice to shareholders regarding the closing of its shareholder registry and the setting of the record date for the extraordinary meeting of shareholders of the
Company (the “Meeting”), scheduled to be held on Monday, July 3, 2006.  The
record date for the Meeting is June 7, 2006.   Formal notice of the Meeting as
well as the agenda for the Meeting will be sent to shareholders in advance of the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiderThan Co., Ltd.

Date: May 24, 2006	By:	Dan Nemo
	Name:	Dan Nemo
	Title:	Senior Vice President and General Counsel